Exhibit 1

British American Tobacco p.l.c.

4 December 2023

Directorate Change

Serpil Timuray joins the Board of British American Tobacco p.l.c. as an independent Non-Executive Director with effect from 4 December 2023 and as a member of the Nominations and Remuneration Committees.

Serpil is currently the CEO of Europe Cluster and a member of the Executive Committee at Vodafone Group. She joined Vodafone in 2009 and has held a variety of executive roles being the Group Chief Commercial Operations and Strategy Officer in charge of areas including global strategy, marketing, innovation and digital transformation, the Regional CEO for AMAP (Africa, Middle East, Asia, Pacific), and the CEO of Turkey. Prior to joining Vodafone, Serpil was the CEO of Danone Dairy Turkey, having started her career in 1991 at Procter & Gamble where she held several marketing roles.  Serpil is currently Non-Executive Director of TPG Telecom Plc. She previously served as an independent Non-Executive Director of Danone Group Plc from 2015 to 2023 and as the Chair of the Corporate Social Responsibility Committee.

Commenting on the appointment, Luc Jobin, Chair of the Board, said: “I am pleased to welcome Serpil Timuray to our board. Her extensive experience in growing consumer and enterprise product companies in technology and fast-moving consumer goods sectors, and in managing global strategy, innovation and digital transformation will be beneficial to the Board as we continue to accelerate our strategy to build A Better Tomorrow”.

Enquiries:

British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours) | @BATPress

British American Tobacco Investor Relations
Victoria Buxton/Amy Chamberlain/ Yetunde Ibe/John Harney/Jane Henderson
+44 20 7845 2012/1124/1095/1263/1117

Additional information
1.  This announcement is made in compliance with the Company’s obligations under Listing Rule 9.6.11.

2.  In accordance with the Listing Rules, Serpil Timuray is Non-Executive Director of TPG TELECOM Plc and was previously a director of Danone Group plc. There are no additional matters that would require disclosure under 9.6.13R of the Listing Rules of the UK Financial Conduct Authority in respect of his appointment.